SEC MAIL PROCESSING SECTION
RECEIVED
MAR 08 2012
WASH. D.C.
196

SECURITIES AND EXCHANGE COMMISSION

12014686

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITA Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SE 2nd Street, 46th Floor
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduardo Coloma (786) 369 8060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

Century Yard, Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eduardo Coloma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITA Financial Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE BEHARRIE
MY COMMISSION # DD 975019
EXPIRES: July 25, 2014
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ITA FINANCIAL SERVICES, LLC

Balance Sheet

December 31, 2011
(with comparatives as at September 30, 2010)
(stated in United States dollars)

	Note		2011	2010
Assets				
Cash and cash equivalents	3		368,706	19,717
Brokerage commissions' receivable			17,168	1,571
Property, plant and equipment, net	4		142,042	0
Prepaid expenses			46,384	343
Total assets		US$	574,300	21,631
Liabilities and shareholders' equity				
Liabilities				
Accounts payable and accrued expenses			26,762	428
Due to related party	5		11,327	0
Commissions payable			10,124	216
			48,213	644
Stockholders' equity				
Share capital			75	75
Additional paid in capital	6		1,702,090	173,475
Accumulated deficit			(1,176,078)	(152,563)
			526,087	20,987
Total liabilities and stockholder's equity		US$	574,300	21,631

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on February 29, 2012

EDUARDO A. COLOMA
_____________________________ President

ROBERT GILMAN
_____________________________ Chief Financial Officer